FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
Commission File Number 333-164036-01
Nippon Mining Holdings, Inc.
(Translation of registrant’s name into English)
10-1, Toranomon 2-Chome, Minato-ku, Tokyo 105-0001, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☐
If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	English Translation of the Message to Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nippon Mining Holdings, Inc. (Registrant)
Date: March 15, 2010	By:	/s / Fumio Ito
Fumio Ito
Managing Director

Exhibit 99.1
[Translation]
Message to Shareholders
Thank you for your continued support of Nippon Mining Holdings, Inc. (the “Company”) and our group companies (the “Company Group”).
Following the approval obtained at the Extraordinary General Meeting of Shareholders held on January 27, 2010 to carry out the Share Transfer Plan regarding the management integration with Nippon Oil Corporation (“Nippon Oil”), the Company proceeded with listing procedures for shares of JX Holdings, Inc., the holding company. The shares will therefore be listed on the Tokyo, Osaka and Nagoya securities exchanges from April 1, 2010 as detailed in the attached outline.
The Company Group has overcome many trials since its founder, Fusanosuke Kuhara, established the Company in December 1905 as Hitachi Mine, and has accumulated a history spanning more than 100 years. During this time, through many twists and turns, the Company Group has succeeded in making efforts to develop Japan’s economy and society. The Company Group has done so by nurturing and strengthening its jointly managed petroleum and metal businesses, to be first-class, competitive businesses in the industry, and by striving in its social mission of achieving a stable and efficient supply of energy, resources and materials. We express our thanks for your loyal support through these years.
The aim of the newly formed JX Group will be to integrate the management resources of the Company and Nippon Oil Group, thereby becoming more active in, and making further developments towards, becoming one of the world’s leading integrated energy, resources and materials groups, operating in the businesses of petroleum refining and marketing, petroleum development and metals.
We ask for your continued understanding and support following the creation of JX Holdings, Inc. and JX Group.
March 2010
Yasuyuki Shimizu, Chairman and Representative Director
Mitsunori Takahagi, President and Chief Executive Officer
Nippon Mining Holdings, Inc.

Outline of JX Holdings Listing

Corporate name (English)	JX Holdings Kabushiki Kaisha JX Holdings, Inc.

Scheduled listing date	April 1, 2010

Listings	Tokyo Stock Exchange (first section) Osaka Securities Exchange (first section) Nagoya Stock Exchange (first section)

Name and title of representatives	Shinji Nishio, Representative Director and Chairman of the Board Mitsunori Takahagi, Representative Director and President, President and Executive Officer

Location of head office	6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo Tel: +81-3-6275-5009

Website	http://www.hd.jx-group.co.jp

Date of incorporation	April 1, 2010

Principal businesses	Supervision and management of subsidiaries and group companies engaged in petroleum refining and marketing, oil and natural gas exploration and production, and metals operations, and any business incidental to those businesses.

Category of industry and code	Petroleum and coal products manufacturing; 5020 (new securities code (ISIN) JP3386450005)

Share code	JX

Total number of authorized shares	8,000,000,000 shares

Paid-in capital	JPY 100,000,000,000

Total number of shares outstanding at time of listing	2,495,485,929 shares (TBD)

Number of shares constituting one unit	100 shares

Fiscal year	April 1 through March 31 of the following year, each year

Ordinary general meeting of shareholders	Within three months after the end of each fiscal year

Record date	March 31

Record dates for distribution of surplus	September 30, March 31

Administrator of shareholder register	The Chuo Mitsui Trust and Banking Co., Ltd.

Accounting auditor	Ernst & Young ShinNihon LLC

Note:	The Company’s and Nippon Oil Corporation’s shares are scheduled to be delisted on March 29, 2010.

Q&A Regarding the Business Integration
Q
What is a share transfer?
A
A share transfer is a mechanism for a company, acting alone or jointly with one or more other companies, to establish a holding company. Specifically, Nippon Mining and Nippon Oil will jointly establish JX Holdings as their new holding company. All shares held by both companies’ shareholders will be transferred to JX Holdings, and, in exchange, shares of JX Holdings common stock to be newly issued will be allotted.
Q
How are JX Holdings’ shares to be allotted to shareholders?
A
All shareholders recorded in the last shareholders’ register of Nippon Mining, as of March 31, 2010 (Wednesday), the day immediately proceeding the effective date of share transfer, will be allotted one share of JX Holdings common stock for each share of Nippon Mining common stock that they own.
Q
Please explain about the minimum share unit, which is to be set at 100 shares for JX Holdings.
A
Nippon Mining’s share unit is currently 500 shares but JX Holdings’ share unit will be 100 shares. The share unit is the size of the round lot in which shares are traded on the market. Reducing the size of the share unit makes a stock more marketable. Additionally, voting rights at general meetings of shareholders are granted per share unit. For example, a shareholder who currently owns 500 shares of Nippon Mining stock would have one vote at Nippon Mining’s general meetings of shareholders but five votes at JX Holdings’ future general meetings of shareholders.
Q
When will JX Holdings’ new shares be allotted in exchange for existing shares? Do shareholders need to do anything to exchange their existing shares?
A
On April 1, 2010, the effective date of the share transfer, shareholders will be allotted one share of JX Holdings common stock for every share of Nippon Mining common stock that they own. More specifically, the new shares will be allotted and delivered to shareholders recorded in the last shareholders’ register of Nippon Mining as of the day immediately preceding the effective date of share transfer (March 31, 2010) by automatic transfer to their respective accounts (i.e., trading account at their brokerage or other financial institution or special account at The Chuo Mitsui Trust and Banking Co., Ltd., Nippon Mining’s transfer agent) via the book-entry transfer system for stocks and other securities. Shareholders need not do anything in particular to exchange their shares.
Q
Will Nippon Mining pay a fiscal year-end dividend for the year ending March 31, 2010?
A
Nippon Mining will pay dividends (i.e. a year-end dividend) for fiscal year 2009 (from April 1, 2009 to March 31, 2010) to shareholders who are recorded in the latest shareholders’ register as of March 31, 2010 pursuant to the resolution of the Nippon Mining’s board of directors to be held in May 2010. For fiscal year 2009, Nippon Mining intends to pay a year-end dividend of ¥7.50 per share.
Q
What is the share transfer schedule and when can I trade Nippon Mining Holdings or JX Holdings shares?
A
The share transfer schedule appears in the table below. Please take note of when you will be able to trade your shares.

2010	Schedule	Share trading
March 26 (Friday)	Last day of trading for Nippon Mining Holdings shares	Until March 26, Nippon Mining Holdings shares may be traded on the stock exchange as usual.

March 29 (Monday)	Nippon Mining Holdings’ delisting date	From March 27, you will no longer be able to trade Nippon Mining Holdings shares

April 1 (Thursday)	Effective date of share transfer JX Holdings shares newly listed	From this date, you will be able to trade JX Holdings shares on the stock exchange.

If you have questions about asking JX Holdings to purchase odd-lot shares or about selling shares to cover a share unit shortfall, please direct your questions as shown below.
•	Shares held in accounts not designated as special accounts*

Please contact the brokerage at which the account is held.

•	Inquires about general shareholder procedures and special accounts

Transfer agent and special account manager

The Chuo Mitsui Trust and Banking Co., Ltd.

Contact:	Stock Transfer Agency Services Center Stock Transfer Agent Division The Chuo Mitsui Trust and Banking Co., Ltd. Telephone: 0120-78-2031 (toll-free from within Japan)

*	Special accounts are those set up by Nippon Mining Holdings in the name of its shareholders at Chuo Mitsui Trust and Banking to hold shares that were not transferred to the Japan Securities Depository Center by securities brokerages, etc., by January 5, 2009, the date on which the dematerialized New Book-Entry Transfer System for Stocks etc. was implemented.
FORWARD-LOOKING STATEMENTS
This announcement contains forward-looking statements that are based on the current expectations, assumptions, estimates and projections of Nippon Mining Holdings, Inc. (“Nippon Mining”) about its business, industry and markets. These forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The actual results of Nippon Mining could be materially different from and worse than those expectations. Nippon Mining does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, except as required by law.
A wide range of factors could materially affect future developments and performance of Nippon Mining, including, but not limited to, the following:
•	macroeconomic and general industry conditions such as the competitive environment for companies in energy, resources and materials industries;

•	regulatory and litigation matters and risks;

•	Nippon Mining’s ability to maintain margins on refined petroleum products, petrochemicals, refined and fabricated metals and refined copper;
•	prices for crude oil, natural gas and copper concentrate;

•	economic conditions in Japan, Asia, particularly China, and other countries where Nippon Mining operates;

•	Nippon Mining’s ability to enter into and perform in overseas strategic alliances;

•	domestic and international political developments and laws and regulations, such as restrictions on production and imports and exports, tax increases and environmental laws or regulations;

•	natural disasters;

•	potential revisions of reserve estimates;

•	foreign exchange rate fluctuations;

•	potential delays or failure in the execution of exploration and development plans; and

•	risks associated with the consummation of the proposed joint share transfer with Nippon Oil Corporation to form JX Holdings, Inc.